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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-69899 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
MM/DD/YY                                              MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

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NAME OF FIRM: ___American Discovery Advisors, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___11150 Santa Monica Blvd., Suite 1425___
(No. and Street)

___Los Angeles___                    ___CA___                    ___90025___
(City)                               (State)                     (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Carol Ann Kinzer___        ___678-525-0992___
(Name)                        (Area Code – Telephone Number)        (Email Address)

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### B. ACCOUNTANT IDENTIFICATION

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INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Davila Advisory LLC___
(Name – if individual, state last, first, and middle name)

| ___10135 Manchester Road, Suite 206___ | ___St. Louis___ | ___MO___ | ___63122___ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

___11/21/2019___                                          ___6667___
(Date of Registration with PCAOB)(if applicable)          (PCAOB Registration Number, if applicable)

| **FOR OFFICIAL USE ONLY** |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _____John Joliet_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __American Discovery Advisors, LLC_____, as of _____December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _President_____

_____
Notary Public

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 28TH day of MARCH , 2023, by _____ JOHN JOLIET _____, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



JAMES BLANCHARD
Notary Public - California
Los Angeles County
Commission # 2372380
My Comm. Expires Sep 20, 2025

(Seal)                    Signature _____

**American Discovery Advisors, LLC**
**(A Limited Liability Company)**
Financial Statements for the Year Ended
December 31, 2022
and Report of Independent Registered Public Accounting Firm



**DAVILA ADVISORY** LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Discovery Advisors, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of American Discovery Advisors, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Discovery Advisors, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as American Discovery Advisors, LLC's auditor since 2021.

*Davila Advisory, LLC*

Saint Louis, Missouri
March 30, 2023

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

**American Discovery Advisors, LLC**

**Statement of Financial Condition**
**December 31, 2022**

## ASSETS

| | | |
|---|---:|---:|
| Cash and cash equivalents | $ | 3,427,635 |
| Accounts receivable | | 185,469 |
| Due from affiliates | | 756,920 |
| Furniture, fixtures and improvements, net of accumulated depreciation of $22,233 | | 208,328 |
| Prepaid expenses and other asset | | 163,689 |
| Right of use asset – operating lease | | 1,018,824 |
| Security deposit | | 26,846 |
| **Total assets** | $ | 5,787,711 |

## LIABILITIES AND MEMBERS' EQUITY

**Liabilities**

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | $ | 2,102,480 |
| Due to affiliates | | 58,370 |
| Deferred revenue | | 12,664 |
| Operating lease liability – right to use | | 1,111,188 |
| Total liabilities | | 3,284,702 |

**Members' Equity:**

| | | |
|---|---:|---:|
| Initial member contributions | | 360,000 |
| Retained earnings | | 2,143,009 |
| Total members' equity | | 2,503,009 |
| **Total liabilities and members' equity** | $ | 5,787,711 |

The accompanying notes to financial statements are an integral part of this statement.

**Notes to Financial Statements**
**For the Year Ended December 31, 2022**

**NOTE A – ORGANIZATION**

American Discovery Advisors, LLC (the "Company"), a Delaware limited liability corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 2016. As a limited liability company, the liability of the members is limited to their equity contributions. The Company's registration as a broker-dealer with the SEC and FINRA became effective September 26, 2018.

The Company is based in Los Angeles, California and its primary business is the provision of merger and acquisition advisory services, private capital raising, and financial advisory services to privately held and public companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

**NOTE B – LIQUIDITY AND CAPITAL RESOURCES**

The Company's financial results are subject to certain risks, expenses, and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include adverse market conditions and resulting fluctuations in demand for the Company's services, as well as other risks and uncertainties.

The Company has historically funded its operations with initial equity contributions from its members, as well as cash received in conjunction with its client engagement in the form of periodic retainer fees or success fees that are received from clients upon the completion of a transaction. The Company's ability to continue to generate positive cash flows depends on a variety of factors including the continued development and successful marketing of the Company's services. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

**NOTE C – SIGNIFICANT ACCOUNTING POLICIES**

1. **Basis of Preparation**

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, as required by the SEC and FINRA.

## NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

2. **Estimates**

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

3. **Cash and Cash Equivalents**

The Company considers cash equivalents to include investments with maturity dates of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. **Accounts Receivable**

Accounts Receivable primarily represent amounts due from investment banking clients. An allowance is made for receivables that are deemed uncollectible by management. Management believes that all accounts receivable as of December 31, 2022 are collectible and therefore no allowance has been provided for uncollectible accounts.

5. **Furniture and Equipment**

Furniture and equipment is stated at cost less accumulated depreciation. The Company capitalizes all major additions, depreciation is provided using a straightline basis over the estimated useful lives of the assets (five to fifteen years). Depreciation expense was $13,480 for the year ended December 31, 2022.

6. **Revenue Recognition**

The Company recognizes revenue from contracts with customers in accordance with FASB ASC 606, Revenue from Contracts with Customers ("ASC 606").

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate revenue where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by providing services to a client. If performance obligations have not been met, then the Company defers revenue. As of December 31, 2022, the Company recognized no deferred revenue.

Services include agreements to provide advisory services to customers for which the Company charges the customer fees. The Company provides corporate finance advisory services including mergers and acquisitions, reorganizations, leverage buyouts and fundraising activity.

We do not anticipate new disclosures to include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Advisory Fees

Service revenues include both retainer fees payable under engagement letters with clients, as well as advisory fees that are paid by clients upon the successful completion of a transaction. Advisory fees and retainer fees are recognized as earned in accordance with engagement letters signed with investment banking clients. Retainer fees billed monthly to these clients for a minimum term and are often creditable against advisory fees.

Reimbursable Expenses

The Company bills its clients for actual out-of-pocket expenses incurred with engagements, such as airfare, hotels, meals, and other travel-related expenses, as well as certain other expenses incurred such as photocopying, information services, courier, and other administrative expenses, which may be subject to a nominal markup. Expenses which are reimbursable in accordance with engagement letters are recognized as earned.

7. **Income Taxes**

The Company, with the consent of its members, is organized as a limited liability company for tax purposes and has elected, for federal and state income tax purposes, to be treated as an LLC under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the members of the Company and there is no state or federal tax provision reported by the Company. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company

## NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

implemented ASC 740-10-65-1 Uncertain Tax Positions. For the year ended December 31, 2022, the Company had no uncertain tax positions.

8. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incrementable borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (*i.e.*, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

**AMERICAN DISCOVERY ADVISORS, LLC**

**Notes to Financial Statements**
**For the Year Ended December 31, 2022**

## NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other information related to leases as of December 31, 2022:

The discount rate is 8% and the weighted average remaining lease term for operating leases is 6 years and 2 months.

## NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2022, the Company had net capital of $1,161,757, which was $1,010,698 in excess of its required net capital of $151,059.

The Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

## NOTE E – LEASES

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On September 3, 2019, the Company entered into an amended lease agreement to expand the premises of the original lease agreement and extend the term of the lease for the period from February 28, 2022 to February 28, 2029.

Estimated future minimum office lease payments are as follows:

| Year Ended December 31, | |
|---|---|
| 2023 | $ 196,228 |
| 2024 | 204,907 |
| 2025 | 213,964 |
| 2026 | 223,713 |
| 2027 | 233,916 |
| Thereafter | 285,535 |
| Total before discount | 1,358,269 |
| Discount | (247,081) |
| Net Liability as of Dec. 31, 2022 | $1,111,188 |

## NOTE E – LEASES (cont.)

For the period ended December 31, 2022, the Company recognized rent and other occupancy expenses (including parking, property tax, and maintenance) of $242,568, which was net of amounts reimbursed by an affiliate (see Note G).

## NOTE F – COMMITMENTS AND CONTINGENCIES

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of December 31, 2022, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company, other than as disclosed in the Litigation paragraph below.

### Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. As of December 31, 2022, the Company has accrued estimated expenses totaling $25,000 in connection with pending litigation.  This amount is included in accounts payable and accrued expenses on the statement of financial condition.

### Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

## NOTE G – RELATED-PARTY TRANSACTIONS

The Company shares certain operating expenses with an affiliate, American Discovery Investment Advisors, LLC ("ADIA"). The shared operating expenses relate primarily to compensation and benefits for shared staff, certain IT and software expenses utilized by both companies, and lease expenses for shared office space under a lease agreement. Expenses charged to ADIA totaled $863,557, net of $14,190 allocated sublease income, with $259,194 receivable as of December 31, 2022. Expenses charged to the Company by ADIA, related to healthcare benefits and benefits administration fees, totaled $37,063. Expenses charged to American Discovery Fund, LLC ("ADF") for insurance fees totaled $22,000 during the year ended December 31, 2022, and the Company has

## NOTE G – RELATED-PARTY TRANSACTIONS (cont.)

$41,382 due from ADF as of December 31, 2022.  The Company also has $456,345 due from an affiliate, American Discovery Capital, LLC, as of December 31, 2022.

## NOTE H – CONCENTRATION RISKS

Company has contractual agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk of financial loss. With regard to the receipt of periodic retainer fees, the risk of default depends on the creditworthiness of the client counterparty. With regard to advisory fees, which tend to be much larger than retainer fees and the vast majority of client revenue, the risk of default is remote as clients are contractually bound to pay the Company at the same time the client receives proceeds upon the completion of a successful transaction. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company earned approximately 68% of its total revenue from its two largest customers for the year ended December 31, 2022.

## NOTE I – SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2022 financial statements through March 30, 2022, the date the financial statements were available to be issued. Except for the litigation settlement referenced in Note F, the Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.